
---------------------------                                                              ----------------------------
          FORM 4                      U.S. SECURITIES AND EXCHANGE COMMISSION                    OMB APPROVAL
---------------------------                   Washington, D.C. 20549                     ----------------------------
[_]Check this box                                                                        OMB Number:        3235-0287
if no longer subject                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         Expires:   December 31, 2001
of Section 16. Form 4                                                                    Estimated average burden
or Form 5 obligations        Filed pursuant to Section 16(a) of the Securities Exchange  hours per response.......0.5
may continue. See             Act of 1934, Section 17(a) of the Public Utility Holding   ----------------------------
Instruction 1(b).                   Company Act of 1935 or Section 30(f) of the
                                          Investment Company Act of 1940


               (Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*


________________________________________________________________________________
   (Last)       (First)      (Middle)

    Bramson,       Edward          J.
________________________________________________________________________________
               (Street)

135 East 57th Street, 32nd Floor
________________________________________________________________________________
   (City)      (State)       (Zip)

New York, New York  10022
________________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

 Ampex Corporation (AXC)
________________________________________________________________________________
3. IRS Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4. Statement for Month/Year

   11/00
________________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X]  Director                             [X]  10% Owner

   [X]  Officer (give title below)           [_]  Other (specify below)

President, Chairman and CEO
---------------------------
________________________________________________________________________________
7. Individual or Joint/Group Filing (Check Applicable Line)

   [_]  Form filed by One Reporting Person

   [X]  Form filed by More Than One Reporting Person
________________________________________________________________________________
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
________________________________________________________________________________


1.                                    2.             3.           4.                             5.             6.       7.
Title of Security                     Transaction    Transaction  Securities Acquired (A) or     Amount of      Owner-   Nature of
(Instr. 3)                            Date           Code         Disposed of (D)                Securities     ship     Indirect
                                      (Month/Day)    (Instr. 8)   (Instr. 3, 4 and 5)            Beneficially   Form:    Beneficial
                                       Year)         ----------------------------------------    Owned at End   Direct   Ownership
                                                     Code     V      Amount    (A)or    Price    of Month       (D) or   (Instr. 4)
                                                                               (D)               (Instr. 3      Indirect
                                                                                                 and 4)         (I)
                                                                                                                (Instr.4)
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
Class A Common Stock (Note 1)         11/15/00       J        V      400,000    Note 1   N/A
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Class A Common Stock                  11/17/00       S               400,000      D     $0.8125
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Class A Common Stock (Note 2)         11/17/00       P               400,000      A     $0.8125  2,105,410          D
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Class A Common Stock (Note 2)         11/22/00       P                 5,000      A     $0.8125  3,780,045          I     Note 3
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
________________________________________________________________________________


1.                  2.       3.       4.       5.            6.                7.                8.       9.        10.      11.
Title of            Conver-  Trans-   Trans-   Number of     Date              Title and Amount  Price    Number    Owner-   Nature
Derivative          sion     action   action   Derivative    Exercisable and   of Underlying     of       of        ship     of
Security            or       Date     Code     Securities    Expiration Date   Securities        Deriv-   Deriv-    Form     In-
(Instr. 3)          Exer-    (Month/  (Instr.  Acquired (A)  (Month/Day/Year)  (Instr. 3 and 4)  ative    ative     of       direct
                    cise     Day/     8)       or Disposed                                       Secur-   Secur-    Deriv-   Bene-
                    Price    Year)             of(D)                                             ity      ities     ative    ficial
                    of                         (Instr. 3,                                        (Instr.  Bene-     Secur-   Owner-
                    Deriv-                     4 and 5)                                          5)       ficially  ity:     ship
                    ative             ---------------------------------------------------------           Owned     Direct   (Instr.
                    Secur-            Code V    (A)   (D)    Date     Expira-  Title     Amount           at End    (D) or   4)
                    ity                                      Exer-    tion               or               of        In-
                                                             cisable  Date               Number           Month     direct
                                                                                         of               (Instr.   (I)
                                                                                         Shares           4)        (Instr.
                                                                                                                    4)
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

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

Explanation of Responses: THE FILING OF THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS, FOR PURPOSES OF SECTION 16 OR OTHERWISE, THE BENEFICIAL OWNER OF ALL OF THE SECURITIES DESCRIBED IN NOTE 2 TO TABLE 1 OF THIS REPORT.

Note 1: Represents transfer of shares to Sherborne Investments Corporation ("SIC"), of which Mr. Bramson is the controlling stockholder, in a transaction exempt from reporting under Section 16a-13.
Note 2: Represents purchase by SHI (as defined in Note 3 below).
Note 3: This number includes 400,000 shares owned by SH Securities Co., LLC, a limited liability company controlled by Mr. Bramson ("SHSC"); 1,850,000 shares owned by SIC; 431,479 shares owned by Sherborne & Company Incorporated ("SCI"), of which Mr. Bramson is the controlling stockholder; 979,192 shares owned by Sherborne Holdings Incorporated ("SHI"), a subsidiary of Newhill Partners, L.P. (of which SCI is the general partner); and 119,374 shares owned by NH Bond Corp. ("NHBC"), a subsidiary of SHI. Mr. Bramson may be deemed to be the beneficial owner of the shares owned by SHSC, SIC, SCI, SHI and NHBC.



           /s/ Edward J. Bramson                               12/1/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                           Date
             Edward J. Bramson
Individually and as Managing Member of SHSC, President
   of SIC, SCI and SHI, and Vice President of NHBC


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.